FINAL TERM SHEET

Free	Writing Prospectus Dated September 7, 2006 Registration Statement No. 333-132095

Filed Pursuant to Rule 433 of the Securities Act of 1933

National Retail Properties, Inc.

$150,000,000

3.95% Convertible Senior Notes due 2026

Issuer of Securities and Common Shares:	National Retail Properties, Inc.

Security:	3.95% Convertible Senior Notes due 2026

Principal Amount Offered:	$150,000,000

Over-allotment Option:	$22,500,000

Proceeds Net of Aggregate Underwriting Compensation:	$147.0 million (excluding option to purchase up to $22.5 million of Option Securities)

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2007

Maturity Date:	September 15, 2026

Investor Put Dates:	September 20, 2011; September 15, 2016; September 15, 2021

Redemption Date:	On or after September 20, 2011

Annual Interest Rate:	3.95%

Principal Amount per Note:	$1,000

Issue Price:	100.00%

Conversion Premium:	15.00%

Reference Price:	$21.26

Conversion Price:	$24.4490 per National Retail Properties, Inc. common share

Initial Conversion Rate:	40.9015 National Retail Properties, Inc. Common Shares per $1,000 principal amount of Securities

Trade Date:	September 7, 2006

Settlement Date:	September 13, 2006

Adjustment to Common Shares Delivered upon Conversion upon Change in Control:

The following table sets forth the share price and the number of additional shares to be received per $1,000 principal amount of Securities:

	Effective Price
Effective Date	$21.26	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00
September 13, 2006	6.1352	4.6780	2.5970	1.3270	0.5850	0.1771	0.0000
September 15, 2007	6.1352	4.7852	2.6008	1.2851	0.5319	0.1361	0.0000
September 15, 2008	6.1352	4.8197	2.5255	1.1736	0.4283	0.0695	0.0000
September 15, 2009	6.1352	4.7254	2.3130	0.9484	0.2571	0.0017	0.0000
September 15, 2010	6.1352	4.3584	1.7796	0.4913	0.0226	0.0000	0.0000
September 20, 2011	6.1352	3.5430	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table, in which case:

(1) if the share price is between two share price amounts in the table or the effective date is between two dates in the table, the additional change in control shares will be determined by straight-line interpolation between the number of additional change in control shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

(2) if the share price is in excess of $35.00 per Common Share of National Retail Properties, Inc. (subject to adjustment), no additional change in control shares will be issued upon conversion; and

(3) if the share price is less than $21.26 per Common Share of National Retail Properties, Inc. (subject to adjustment), no additional change in control shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed 47.0367 per $1,000 principal amount of Securities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free 1-800-831-9146, or Merrill Lynch & Co. toll-free 1-866-500-5408.